EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change January 14, 2015
Item 3	News Release The news releases dated January 14, 2015 were disseminated through Marketwire and filed on SEDAR.
Item 4	Summary of Material Change On January 14, 2015, Pretivm announced that it had appointed Tom S.Q. Yip as Chief Financial Officer, effective January 26, 2015.
Item 5	Full Description of Material Change

5.1  Full Description of Material Change

On January 14, 2015, Pretivm announced that it had appointed Tom S.Q. Yip as Chief Financial Officer effective January 26, 2015.

Mr. Yip has over 25 years of financial management experience in the mining industry for exploration and development companies and producers.  Most recently he was Chief Financial Officer for International Tower Hill Mines Ltd. At his prior position as CFO of Silver Standard Resources Inc. he was a key member of the leadership team which transitioned the company from exploration and development to production.  He began his mining career at Echo Bay Mines Ltd. before the company merged with Kinross Gold Corporation. Mr. Yip is a Chartered Accountant and holds a Bachelor of Commerce degree in Business Administration from the University of Alberta.

Mr. Yip has been an independent director of Pretivm’s Board of Directors since 2011 and will continue in his role on the Board as a non-independent director.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek Chief Development Officer & Executive Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 28th day of January, 2015.